Filed by Ivanhoe Capital Acquisition Corp.

(Commission File No. 001-39845)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ivanhoe Capital Acquisition Corp.

Form S-4 File No: 333-258691

On Tuesday, August 24, 2021, Rohit Makharia, President & COO of SES Holdings, gave the following presentation at the Loop Capital Lithium-Ion Battery Technology Roadmap Mini Symposium.

SES

Hybrid Li-Metal Batteries

INVESTOR PRESENTATION


S191201A032
SES-SH

AUGUST 2021

SES

DISCLAIMER

GENERAL

This presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between SES Holdings Pte. Ltd. ("SES" or the "Company") and Ivanhoe Capital Acquisition Corp. ("Ivanhoe") and related transactions (the "Proposed Business Combination") and for no other purpose. To the fullest extent permitted by law, in no circumstances will Ivanhoe, SES or any of their respective subsidiaries, security holders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of SES or the Proposed Business Combination. Viewers of this Presentation should each make their own evaluation of SES and of the relevance and adequacy of the information and should make such other investigations as they deem necessary.

Nothing herein should be construed as legal, financial, tax or other advice. You should consult your own advisers concerning any legal, financial, tax or other considerations concerning the opportunity described herein. The general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

NO OFFER OR SOLICITATION

This Presentation shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This Presentation shall also not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

INDUSTRY AND MARKET DATA

Although all information and opinions expressed in this Presentation, including market data and other statistical information, were obtained from sources believed to be reliable and are included in good faith, SES and Ivanhoe have not independently verified the information and make no representation or warranty, express or implied, as to its accuracy or completeness. Some data is also based on the good faith estimates of SES and Ivanhoe, which are derived from their respective reviews of internal sources as well as the independent sources described above.

TRADEMARKS AND TRADE NAMES

SES and Ivanhoe own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties' trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with SES or Ivanhoe, or an endorsement or sponsorship by or of SES or Ivanhoe. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear with the @, TM or SM symbols, but such references are not intended to indicate, in any way, that SES or Ivanhoe will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.

ADDITIONAL INFORMATION

Ivanhoe intends to file a Registration Statement on Form S-4 with the SEC, which will include a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Ivanhoe shareholders. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. Ivanhoe will also file other documents regarding the proposed business combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF IVANHOE ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Ivanhoe through the website maintained by the SEC at www.sec.gov. The documents filed by Ivanhoe with the SEC also may be obtained free of charge upon written request to Ivanhoe Capital Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036.

DISCLAIMER (CONTINUED)

PARTICIPANTS IN THE SOLICITATIONS

Ivanhoe, SES and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Ivanhoe's shareholders in connection with the proposed business combination. You can find information about Ivanhoe's directors and executive officers and their interest in Ivanhoe can be found in Ivanhoe's Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021. A list of the names of the directors, executive officers, other members of management and employees of Ivanhoe and SES, as well as information regarding their interests in the business combination, will be contained in the Registration Statement on Form S-4 to be filed with the SEC by Ivanhoe. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

FORWARD-LOOKING STATEMENTS

All statements other than statements of historical facts contained in this Presentation are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "should," "would," "plan," "project," "forecast," "predict," "potential," "seem," "seek," "future," "outlook," "target" or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of SES's and Ivanhoe's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of SES and Ivanhoe. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the shareholders of SES or Ivanhoe is not obtained; the failure to realize the anticipated benefits of the Proposed Business Combination; risks relating to the uncertainty of the projected financial information with respect to SES; risks related to the development and commercialization of SES's battery technology and the timing and achievement of expected business milestones; the effects of competition on SES's business; the amount of redemption requests made by Ivanhoe's public shareholders; the ability of Ivanhoe or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the Proposed Business Combination or in the future and those factors discussed in Ivanhoe's annual report on Form 10-K, filed with the SEC on March 31, 2021, under the heading "Risk Factors," and other documents of Ivanhoe filed, or to be filed, with the SEC. If any of these risks materialize or Ivanhoe's or SES's assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Ivanhoe nor SES presently know or that Ivanhoe and SES currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Ivanhoe's and SES's expectations, plans or forecasts of future events and views as of the date of this Presentation. Ivanhoe and SES anticipate that subsequent events and developments will cause Ivanhoe's and SES's assessments to change. However, while Ivanhoe and SES may elect to update these forward-looking statements at some point in the future, Ivanhoe and SES specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Ivanhoe's and SES's assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements.

USE OF PROJECTIONS

This Presentation contains projected financial information with respect to SES. Such projected financial information constitutes forward-looking information, is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant technical, business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See the "Forward-Looking Statements" paragraph above for a description of many of such risks and uncertainties. Actual result s may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Neither Ivanhoe's nor SES's independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation.

FINANCIAL INFORMATION; NON-GAAP FINANCIAL MEASURES

The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X promulgated under the Securities Act. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement/prospectus or registration statement to be filed by Ivanhoe with the SEC. Some of the financial information and data contained in this Presentation, such as projections of Free Cash Flow and EBITDA, have not been prepared in accordance with United States generally accepted accounting principles ("GAAP"). Ivanhoe and SES believe these non-GAAP measures of financial results provide useful information to management and investors relating to SES's potential future results of operations. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in SES's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. A reconciliation of non-GAAP financial measures in this Presentation to the most directly comparable GAAP financial measures is not included, because, without unreasonable effort, SES is unable to predict with reasonable certainty the amount or timing of non-GAAP adjustments that are used to calculate these forward-looking non-GAAP financial measures. The non-GAAP financial measures included in this Presentation may not be comparable to similarly-titled measures presented by other companies.

RISK FACTORS

For a description of the risks relating to an investment in SES, please review "Risk Factors" in the Appendix to this Presentation.

We Create Hybrid Li-Metal Batteries That Offer:

- The **Leading Energy Density** of Next Gen Li-Metal
- The **Manufacturability** of Traditional Li-ion
- **Independently-Tested** Performance



WHY HYBRID LI-METAL?


Conventional Li-ion
All-Solid-State Li-Metal
SES Hybrid Li-Metal
Anode
Separator
Cathode
Solid-State Separator
Never Demonstrated at Scale
Solid-State Cathode
Never Demonstrated at Scale
✗ Energy Density
✓ Manufacturability
✓ Energy Density
✗ Manufacturability
✓ Energy Density
✓ Manufacturability

THE FIRST STEP-FUNCTION INCREASE IN BATTERY ENERGY DENSITY SINCE 1990S



Lighter
Wh/kg
500
450
400
350
300
250
200
150
100
50
0
Lead Acid
1850s
NiCd
1890s
NiMh
1980s
Li-ion (C)
1990s
Li-ion (Si-C)
Li-Metal
0
200
400
600
800
1,000
1,200
Wh/L
Smaller

Winning Technologies Are Significantly Smaller and Lighter Than Their Precedents

LI-METAL IS THE BATTERY OF THE FUTURE

	Li-ion	Li-Metal
▶ Energy Density	260 Wh/kg, 730 Wh/L Illustrative BEV range: ~350 miles	Projected 400 Wh/kg, 1,000 Wh/L, Illustrative BEV range: ~540 miles
▶ Cost	Most widely manufactured battery technology today	Significantly cheaper long-term
Lifetime	~1,000 cycles Implied lifetime miles: >300,000	Projected up to 800 cycles Implied lifetime miles: >300,000
Fast Charging	15 minutes typical fast charge time	15 minutes typical fast charge time
Safety	Widely used in various applications today	Innovative approaches needed to address safety concerns

SES

HOW DO WE GET THERE?

1. Technology

2. Manufacturability

SES

DEVELOPMENT OF AN OEM-READY BATTERY



SES
Today

Power:	300 mAh	3 Ah	6 Ah	9 Ah	50 Ah	100 Ah
Layers:	3/4 layers	30/31 layers	30/31 layers	30/31 layers	20+ layers	30+ layers
	Research 2013 – 2016	Development & Engineering 2016 – Present			Pre-Production 2022	Production 2023+

SES Beyond Li-ion™

OUR DEMONSTRATED PERFORMANCE

		SES Beyond Li-ion™	3RD PARTY Tested?
Energy Density	Measured	(4 Ah): 370 Wh/kg, 700 Wh/L	✓
	Projected	(100 Ah A-sample): >400 Wh/kg, >1,000 Wh/L	---
Cost	Manufactur-ability	Demonstrated multi-layer cells can be built using Li-ion-like assembly process	✓
Lifetime	3/4 Layer	Up to 779 cycles (70% capacity retention)	In Progress
	Multi-Layer (25+)	Up to 550 cycles (90% capacity retention)	In Progress
Fast Charging	Multi-Layer (25+)	Up to 80% charge in less than 15 minutes	✓
Safety	Thermal	Electrolyte is stable with Li above Li melting point (ARC cell)	✓
	Nail	PASS TEST	✓
	Overcharge	PASS TEST	✓
	External Short Circuit	PASS TEST	✓



SOLVING THE DENDRITE CHALLENGE

Dendrite Formation Is a Key Cause of Cycle Life Decay and Safety Risks

SES Hybrid Li-Metal Battery Design and Software Helps to:

- ✓ Slow Down Dendrite Growth
- ✓ Detect Safety Issues Early



Anode
Separator
Cathode
98μm
58μm
Top View
Cross-Section
Top View
Cross-Section

SES HYBRID LI-METAL BATTERY TECHNOLOGY





Wide Format Li-Metal Anode
- Ultra-thin Li-Metal anode manufactured through a proprietary process

Composite Anode Coating
- Mechanical barrier to enhance safety

Separator
- Highly manufacturable state-of-the-art separator

Solvent-in-Salt Liquid Electrolyte Formula
- Low-volatility and self-extinguishing

High-Capacity Cathode
- Highly manufacturable state-of-the-art cathode technology

...Combined in a Proprietary Cell Design for Optimized Performance and Safety



SES

SAFETY FURTHER ENHANCED USING OUR MACHINE LEARNING ALGORITHM

SES

OUR INTELLECTUAL PROPERTY

Holistic IP Portfolio With Robust IP Capture Program

111 patents (1)

25 trade secrets, know-how in each of the core areas of the ecosystem

Materials
- Electrolyte
- Salt
- Anode
- Separator

Cells/Packs/Modules
- Anode-Free
- Anode-Light
- High Energy Density
- Packs / Modules (Expandable & Constrained)

AI Powered BMS
- Safety Algorithm
- Monitoring & Diagnostics

Recycling
- Mossy Lithium Recovery
- Lithium Metal Extraction



Note:
1. 48 granted and 63 pending patents

SES Beyond Li-ion™

As of March 2021, SES has produced over fifteen thousand multi-layer Hybrid Li-Metal cells using our Li-ion-like production line

SES HYBRID LI-METAL IS THE MOST PRACTICAL APPROACH TO LI-METAL

All-Solid-State Li-Metal

Anode

Separator — Solid-State Separator Never Demonstrated at Scale

Cathode — Solid-State Cathode Never Demonstrated at Scale

Lithium Metal Anode Enables Step-Function Increase in Energy Density

SES Proprietary Liquid Electrolyte and Anode Coating Increase Safety and Cycle Life

SES Hybrid Li-Metal Design Allows for a Practical Approach to Separator and Cathode Production Using Commercially Validated Technology

SES Hybrid Li-Metal


Anode
Coating
Separator
Electrolyte
Cathode

A COST-EFFECTIVE APPROACH TO LI-METAL TECHNOLOGY

SES Hybrid Li-Metal Technology Provides Greater Certainty of Realizing Significant Cost Savings


Li-ion Producers' Cell Cost
−
Energy Density Improvements
+
Unproven Manufacturing Processes
=
Li-Metal Producers' Cell Cost
SES
Beyond Li-ion™
18%
Anticipated Net Cost Reduction by 2028

SES IS POSITIONED TO BECOME A LEADING NEXT-GEN BATTERY PROVIDER

The Next Generation of Battery Leaders Will Require…

Leading Li-Metal Technology

A Path to Manufacturing at Scale


SolidPower
QuantumScape
Sion Power
SES
Beyond Li-ion™
CATL
LG Chem
Panasonic
SAMSUNG SDI

OUR PARTNERSHIP WITH GM

Strong History and Relationship with One of World's Most Forward Thinking EV OEMs

General Motors Is a Believer in an EV Future...

GM Sets Sights On Overtaking Tesla With $27 Billion Push For EV Market Dominance

Forbes

GM aims to make its electric vehicles go farther and cost less with new battery partnership

THE VERGE

gm + SES Beyond Li-ion™

...And a Close Partner of SES

2015 - 2019

$10MM equity investment from GM

Close technical and R&D collaboration

March 2021

$50MM+ joint development agreement (JDA)

April 2021

Additional $50MM equity investment

Going Forward

- ✓ JDA partnership establishes alignment of interest
- ✓ Collaborative design and development of technology and products
- ✓ Jointly establishing a pre-production facility

*"GM has been rapidly driving down battery cell costs and improving battery energy density, and our work with **SES technology has incredible potential to deliver an even better EV performance for customers who want more range at lower cost**"*

— Matt Tsien, GM EVP and CTO

OUR PARTNERSHIP WITH HYUNDAI

Partnership With a Well-Positioned Global Leader in the Future of EVs

Hyundai Is Committed to an Electric Future...

Hyundai Will Only Sell Electric Cars By 2040

Bloomberg

Hyundai boosts investment in next-gen vehicles by 40%

NIKKEI Asia

HYUNDAI MOTOR GROUP + SES Beyond Li-ion™

...And Are Believers in SES's Technology

December 2020
Pre-A JDA

May 2021
$50MM equity investment
Signed A-Sample JDA

June 2021
$50MM commitment to PIPE

Going Forward

- ✓ JDA partnership establishes alignment of interest
- ✓ Collaborative design and development of technology and products
- ✓ Jointly establishing a pre-production facility

*"Hyundai has committed to offer the world's best EVs to our customers, and **we believe SES Lithium Metal technology will enable us to provide the best EV experience and value to our customers**"*

— Tae Won Lim, Hyundai SVP

SES

PARTNERS & INVESTORS

- gm
- HYUNDAI
- GEELY
- SAIC 上汽集团 SAIC MOTOR
- SK
- KIA
- TQC TIANQI LITHIUM
- vertex VENTURES 祥峰投资
- KOCH
- LG Technology Ventures
- FOXCONN
- APPLIED MATERIALS

OUR FOOTPRINT

Localized "Build Where We Sell" Strategy Positions SES to Realize Scale in Multiple High-Growth Markets

BOSTON

- Chemistry, materials, algorithm R&D
- Pilot plant
- Collaboration with GM

SHANGHAI

- Manufacturing process development
- Cell, module, BMS R&D
- Pilot plant
- OEM collaboration

SINGAPORE

- Legal
- Finance
- Holding HQ

SEOUL

- Supply chain
- Customer relations
- Collaboration with Hyundai


Boston
Seoul
Shanghai
Singapore



OUR ROADMAP FOR SUCCESS


2021
2022
2023
2024
2025
2026
2027
2028
Research & Development
Technology Development: Li-Metal Systems
Joint Development Agreements
gm
HYUNDAI
Global OEM #3
Commercialization
Execute Cell Supplier or OEM JV
Pilot: 1 GWh (2024)
JV Cell Plant: 10 GWh (2025) Ramping to 30 GWh (2028)
OEM Cell Plant: 30 GWh (2026) Ramping to 70 GWh (2028)

OUR CAPACITY PROJECTIONS

Global Battery Leadership

1MM+ EVs Annually [2]

5% Market Share [3]

Total Capacity by Facility

GWh



Pre-Production
Pilot Start of Production
Expansion I Start of Production
Expansion II Start of Production
--
--
1
11
10
1
51
30
20
1
81
50
30
1
101
70
30
1
2022E
2023E
2024E
2025E
2026E
2027E
2028E
Pilot
Expansion I (1)
Expansion II

Notes:
1. Capacity shown on a 100% consolidated basis; SES will own 50% of the facility
2. Assumes 100 kWh pack per EV
3. Based on 2030 passenger EV Battery TAM of 1,938 GWh

SES Beyond Li-ion™

OUR REVENUE PROJECTIONS

Highly Attractive Growth Profile Leading to Significant Scale by 2028


Revenue
US$Bn, unless otherwise noted
YoY Revenue Growth (%):
520%
545%
78%
24%
--
--
$0.1
$0.5
$3.2
2.3
0.8
0.1
$5.7
4.2
1.4
0.1
$7.0
5.6
1.3
0.1
2022E
2023E
2024E
2025E
2026E
2027E
2028E
Pilot
Expansion I
Expansion II

TRANSACTION OVERVIEW

Empowering the Market Leader in Next-Generation Lithium Metal Batteries


S1912010A032
SES-SH

Transaction Structure

- SES Holdings Pte Ltd. ("SES") to combine with a wholly-owned subsidiary of Ivanhoe Capital Acquisition Corp. ("Ivanhoe"), a publicly-listed Special Purpose Acquisition Corporation ("SPAC") with $276MM cash currently held in trust
- The transaction is expected to close in Q3 or Q4 2021
- Post-closing, the SPAC will be renamed "SES AI Corporation" and continue to trade on the NYSE

Valuation

- Transaction implies a fully diluted pro forma enterprise value of ~$2.7Bn and pro forma equity value of ~$3.3Bn [(1)]
    - ~0.4x 2028E revenue of $7.0Bn

Capital Structure

- Transaction is expected to raise $426M of total net proceeds to fund growth [(2)]
- Existing SES shareholders to roll 100% of their equity and will own ~85% of the pro forma company at closing
- Qichao Hu, founder and CEO, holds 10x voting shares granting up to ~56% voting power in the company (assuming no redemptions)
- Existing SES shareholders and optionholders will be eligible to receive 30.0MM shares if the stock price equals or exceeds $18 per share, following the date that is 1 year after the closing of the transaction

Notes:
1. Implied enterprise value and equity value exclude SES earn-out of 30.0MM shares
2. Assumes no redemptions from public stockholders of Ivanhoe

RISK FACTORS

Key Risks Relating to SES Holdings Pte. Ltd. ("SES")

Certain factors may have a material adverse effect on our business, financial condition, and results of operations. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks actually occurs, our business, financial condition, results of operations, business and financial projections and other future prospects could be adversely affected. In that event, you could lose part or all of your investment. In addition, the risks relating to the COVID-19 pandemic may have the effect of heightening many of the other risks associated with our business. All references in this section to "we," "our" or "us" refer to SES Holdings Pte. Ltd. and its subsidiaries prior to the consummation of the business combination and to the post-business combination public company and its subsidiaries.

The list below has been prepared solely for purposes of the private placement transaction, and solely for potential private placement investors, and not for any other purpose. Accordingly, the list below is qualified in its entirety by disclosures contained in future documents filed or furnished by Ivanhoe Capital Acquisition Corp. ("ICAC"), or otherwise with respect to ICAC, with the U.S. Securities and Exchange Commission (the "SEC"), including the documents filed or furnished in connection with the proposed transactions between SES and ICAC. The risks presented in such filings may differ significantly from and be more extensive than those presented below.

Risks Related to Our Business and Industry

Risks Related to Our Business Plan

- We have a history of no revenues and of net losses. We expect to continue to incur losses for the foreseeable future, and we may never achieve or maintain profitability.
- Our limited operating history makes it difficult to evaluate our current business and future prospects and the risk of your investment.
- We have pursued and may continue to pursue joint development agreements and other strategic alliances and investments, which could have an adverse impact on our business if they are unsuccessful.
- Our business plan assumes a multi-year roadmap for development and commercialization. We may encounter substantial delays in the design, manufacture, regulatory approval, and launch of our battery cells, which could prevent us from developing or commercializing any products on a timely basis, if at all.
- We may not be able to establish supply relationships for necessary components or may be required to pay costs for components that are more expensive than anticipated, which could delay the introduction of our product and negatively impact our business.
- The battery market continues to evolve and is highly competitive, and there are other battery manufacturers who have significantly greater resources than we do.
- Certain components of our batteries pose safety risks that may cause accidents. We may be subject to financial and reputational risks due to product recalls and product liability claims, and we could face substantial liabilities that exceed our resources.
- We rely on complex machinery for our operations and production, which involves a significant degree of risk and uncertainty in terms of operational performance and costs.
- If our batteries fail to perform as expected, our ability to develop, market and sell our batteries could be harmed.
- We currently purchase certain key raw materials and components from third parties, some of which we only source from one supplier or from a limited number of suppliers.
- If we fail to manage eventual growth effectively, then our business, results of operations and financial condition could be adversely affected.
- We may incur significant costs based on the warranties we may supply in our products and services.

Risks Relating to the EV Industry

- Our future growth and success depend on the willingness of commercial vehicle and specialty vehicle operators and consumers to adopt electric vehicles ("EVs") over other fossil fuel alternatives.
- If we are unable to integrate our products into vehicles manufactured by our customers, our results of operations could be impaired.
- If we fail to keep up with rapid technological change and evolving industry standards with the EV battery market, our products may become obsolete and less marketable.
- Our ability to market our products will depend on the establishment of charging station networks meeting the needs of our products.

RISK FACTORS (CONTINUED)

Risks Relating to Intellectual Property

- We rely heavily on our intellectual property portfolio. If we are unable to protect our intellectual property rights, our business and competitive position would be harmed.
- We may need to defend ourselves against intellectual property infringement claims, which may be time-consuming and could cause us to incur substantial costs.
- We may be subject to claims by third parties asserting that our employees, consultants, or contractors have wrongfully used or disclosed confidential information of third parties.
- Our patent applications may not result in issued patents or our patent rights may be contested, circumvented, invalidated or limited in scope, any of which could have a material adverse effect on our ability to prevent others from interfering with the commercialization of our products.
- We may have difficulties transferring and communicating technology globally, especially if communications and visa processes between the People's Republic of China (the "PRC") and other countries worsen.

Risks Relating to Our Operations in PRC

- We have manufacturing operations in the PRC and may not be able to protect our intellectual property rights in the PRC.
- Any future revocation of approvals or any future failure to obtain approvals applicable to our business or any adverse changes in foreign investment policies of the PRC government may have a material adverse impact on our business, financial condition and results of operations.
- Changes in the economic and political policies of the PRC government could have a material adverse effect on our business and operations.

Risks Related to Being a Singapore Company

- It may be difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or our officers in Singapore.
- We are incorporated in Singapore and our shareholders may have greater difficulty in protecting their interests than they would as shareholders of a corporation incorporated in the United States.
- Under Singapore law, our directors have general authority to allot and issue new shares on terms and conditions and with any preferences, rights or restrictions as may be determined by our Board in its sole discretion.

Other Risks

- Our operations expose us to litigation, environmental and other legal compliance risks.
- The uncertainty in global economic conditions and the risks related to health epidemics, including the COVID-19 pandemic, could have a material adverse effect on our business and results of operations.
- Our business depends substantially on the continuing efforts of our senior executives and other key personnel as well as the ability to attract, train and retain highly-skilled employees and key personnel.
- Our management has limited experience in operating a public company.
- If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.
- If we experience a significant cybersecurity breach or disruption in our information systems or any of our partners' information systems, our business could be adversely affected.
- International expansion of our business exposes us to business, regulatory, political, operational, financial and economic risks associated with doing business outside of the United States.
- The SEC has recently issued guidance on the accounting treatment of warrants. Such guidance may require us to restate or revise our financial statements, make new SEC filings or file amendments to existing filings or amend certain provisions of our warrant agreement.

Risks Relating to Our Organizational Structure and Governance

- Following the closing of our initial business combination, our Chief Executive Officer may hold high-vote shares (including shares granted or otherwise issued to our employees in the future). We cannot predict the effect any dual-class share structure may have on the market price of our shares.
- Our shareholders may not have procured the relevant governmental approvals for foreign exchange when they subscribed for our preferred shares.




SES
Beyond Li-ion™





